UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 333-44735

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HRH RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB ROGAL & HOBBS COMPANY

4951 Lake Brook Drive, Suite 500

GLEN ALLEN, VIRGINIA 23060

(804) 747-6500

INDEX

		Page Number
A.	Financial Statements and Schedule
	Report of Independent Registered Public Accounting Firm—BDO Seidman, LLP	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statement of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedule:
	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

B.	Exhibits
	23 Consent of Independent Registered Public Accounting Firm—BDO Seidman, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

		By:	Hilb Rogal & Hobbs Company, Plan Administrator

DATE:	June 24, 2008	By:	/s/ MICHAEL DINKINS
Michael Dinkins
Executive Vice President and Chief Financial Officer Hilb Rogal & Hobbs Company

HRH RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006 and year ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006 and year ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

HRH Retirement Savings Plan

Glen Allen, Virginia

We have audited the accompanying statements of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is a supplementary disclosure required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Richmond, Virginia

June 24, 2008

HRH Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value:
Mutual Funds	$172,294,188	$151,952,051
Collective Trust Funds	26,499,718	24,760,688
Cash	368,147	374,030
HRH Common Stock	9,779,366	11,174,052
Participant Loans	4,323,516	4,286,764
Group Annuity Contract	49,604,647	49,167,889

Total investments at fair value	262,869,582	241,715,474
Contribution receivable due from Hilb Rogal & Hobbs Company	6,709,087	6,112,864

Net assets available for benefits at fair value	269,578,669	247,828,338

Adjustment from fair value to contract value for fully benefit responsive investment contract	334,599	1,044,416

Net assets available for benefits	$269,913,268	$248,872,754

See accompanying notes.

HRH Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions
Investment income	$5,543,777

Contributions:
Hilb Rogal & Hobbs Company	6,716,917
Employees	27,080,335

33,797,252

Total additions	39,341,029

Deductions
Benefit payments	30,853,472
Administrative expenses	83,014

Total deductions	30,936,486

Net realized and unrealized appreciation in fair value of investments	12,635,971

Net increase	21,040,514

Net assets available for benefits at beginning of year	248,872,754

Net assets available for benefits at end of year	$269,913,268

See accompanying notes.

HRH Retirement Savings Plan

Notes to Financial Statements

December 31, 2007

1.	Description of the Plan

The following description of the HRH Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb Rogal & Hobbs Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Diversified Investment Advisors (the Record Keeper) is the Plan’s record keeper.

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 50% of their salary on a before-tax basis but at no time shall this contribution exceed limits established by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company makes a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company’s Board of Directors based on a percentage of participants’ compensation. No such contributions were made for 2007.

Participants can elect among several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election are automatically invested in the HRH Conservative Allocation Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant’s earnings or account balance, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

Loans to Participants

The administrator may make loans to a participant from the participant’s account. Loans are secured by the participant’s remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans shall bear a reasonable rate of interest established by the Plan Administrator based on local prevailing rates, and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant’s primary residence, in which case the loan term may not exceed 15 years.

Payment of Benefits

Upon termination of service, a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, semi-annual or annual installments.

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

2.	Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan’s investments are stated at fair value. Collective trust funds are reported at current unit value which is based on quoted market prices. The fair value of the Stable Value 5 (Transamerica) Fund is determined based on the market value of the underlying investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances which approximates fair value.

As required by Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Stable Value 5 (Transamerica) Fund is reported at fair value and adjusted to contract value, as the group annuity contract has been deemed to be fully benefit responsive. Contract value represents contributions plus earnings, less withdrawals or transfers by participants. For 2007, interest was guaranteed at a crediting interest rate of 4.65%. The crediting interest rate may be reset quarterly, semi-annually or annually as elected by the Plan. The crediting interest rate is determined by the issuer based on several agreed-upon criteria, but cannot be less than 0%. The average effective yield for this fund in 2007 and 2006 was approximately 4.65% and 4.50%, respectively.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments

All of the Plan’s investments are held by State Street Bank and Trust Company, trustee of the Plan. State Street Bank and Trust Company merged with Investors Bank and Trust Company, the Plan’s previous trustee, in 2007.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

In 2007, the Company, as the Plan’s sponsor, added two investment funds to the Plan and removed one investment fund from the Plan. Diversified Mid-Cap Value Fund and Columbia Acorn A Fund were added to the Plan and Calamos Growth A Fund was removed from the Plan.

Individual investments representing 5 percent or more of the fair value of net assets available for benefits at either December 31, 2007 or 2006 were as follows:

	December 31
	2007	2006
Mutual Funds:
Davis New York Venture A Fund	$14,454,230	$13,900,541
Diversified Core Bond Fund	16,100,745	12,948,589
Diversified Stock Index Fund	13,873,023	13,118,806
Diversified Value & Income Fund	16,191,094	16,398,468
American Funds Growth Fund of America R4	30,181,410	26,127,278
American Funds EuroPacific Growth Fund R4	25,065,893	20,776,407
Oppenheimer Developing Markets N Fund	16,029,745	10,506,449
Transamerica Premier Balanced Fund	13,200,102	13,119,077

Group Annuity Contract:
Stable Value 5 (Transamerica)	49,604,647	49,167,889

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$12,358,954
HRH Common Stock	(87,146)
Collective Trust Funds	364,163

$12,635,971

4.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 20, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt.

5.	Related-Party Transactions

Certain plan assets are invested in funds sponsored by the Record Keeper and stock of the Company. Transactions involving these investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

6.	Subsequent Event—Investments

In 2007, the Record Keeper and Transamerica Asset Management, Inc. consolidated investment management resources. As part of the consolidation, certain investment funds held by the Plan were renamed. Effective May 1, 2008, four funds held by the Plan were renamed as follows:

Fund name at December 31, 2007	Fund name at May 1, 2008
Diversified Core Bond Fund	Transamerica Partners Institutional Core Bond Fund
Diversified Value & Income Fund	Transamerica Partners Institutional Large Value Fund
Diversified Stock Index Fund	Transamerica Partners Institutional Stock Index Fund
Diversified Mid-Cap Value Fund	Transamerica Partners Institutional Mid Value Fund

7.	Subsequent Event—Pending Acquisition of the Company

In June 2008, the Company announced that it has entered into a definitive agreement with Willis Group Holdings Limited (“Willis”) pursuant to which Willis will acquire the Company. The transaction is expected to close in the fourth quarter of 2008, pending regulatory approval, approval by the Company’s shareholders and the satisfaction of other customary closing conditions. The merger’s impact on the Plan has not been determined.

Supplemental Schedule

HRH Retirement Savings Plan

EIN 54-1194795, Plan 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual Funds:
Davis New York Venture A Fund	361,265 shares	$14,454,230
Diversified Core Bond Fund*	1,526,137 shares	16,100,745
Diversified Stock Index Fund*	1,417,061 shares	13,873,023
Diversified Value & Income Fund*	1,334,798 shares	16,191,094
Diversified Mid-Cap Value Fund*	72,446 shares	1,092,486
American Funds Growth Fund of America R4	893,999 shares	30,181,410
American Funds EuroPacific Growth Fund R4	499,719 shares	25,065,893
Baron Small Cap Fund	406,057 shares	9,676,339
Columbia Acorn A Fund	273,626 shares	7,899,570
Oppenheimer Developing Markets N Fund	336,194 shares	16,029,745
Transamerica Premier Balanced Fund*	486,371 shares	13,200,102
Royce Opportunity Service Fund	789,773 shares	8,529,551

		172,294,188

Collective Trust Funds:
Diversified Real Estate Fund*	257,869 shares	5,054,079
HRH Conservative Allocation Portfolio	355,595 shares	4,364,577
HRH Moderate Allocation Portfolio	586,196 shares	7,398,734
HRH Aggressive Allocation Portfolio	705,452 shares	9,682,328

		26,499,718
Cash	—	368,147

Group Annuity Contract:
Stable Value 5 (Transamerica)*	—	49,939,246
HRH Common Stock*	822,355 shares	9,779,366
Participant Loans*	Interest rates ranging from 5.11% to 11.04%; maturity dates vary with remaining terms from less than 1 year to 15 years.	4,323,516

Total investments		$263,204,181

*	Indicates party-in-interest to the Plan.